                                             Registration No. 333-39997
                                             Filed Pursuant to Rule 424(b)(3)

Prospectus


                       9,611,985 shares of Common Stock of

                             UNITED AUTO GROUP, INC.

        This Prospectus relates to 9,611,985 shares (the "Shares") of Voting Common Stock, par value $0.0001 per share ("Common Stock") of United Auto Group, Inc. a Delaware corporation ("UAG" or the "Company") owned by certain stockholders of the Company (the "Selling Stockholders"). The Shares may be offered by the Selling Stockholders from time to time in transactions on the New York Stock Exchange (the "NYSE"), in negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares in or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution."

        None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses (other than selling discounts, concessions or commissions and certain other fees and expenses of certain advisors to the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        The shares of Common Stock are listed on the NYSE under the symbol "UAG." On December 2, 1997, the closing price of the Common Stock, as reported by the NYSE, was $14-1/8 per share.

        The Shares have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the state in which such transactions occur, or the existence of any exemption from registration.

        See "Risk Factors" beginning on page 9 for a discussion of certain factors that should be considered by prospective investors.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
              NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
                   STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                         -----------------------------

                 The date of this Prospectus is December 9, 1997

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                Table of Contents

                                  Page                                      Page
Incorporation of Certain
 Documents by Reference............. 3   Plan of Distribution............... 18
Prospectus Summary.................. 4   Legal Matters...................... 19
Risk Factors........................ 9   Independent Auditors............... 19
Use of Proceeds..................... 16  Available Information.............. 19
Selling Stockholders................ 17


                 Disclosure Regarding Forward-Looking Statements

THIS  PROSPECTUS  INCLUDES  "FORWARD-LOOKING  STATEMENTS"  WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE REGARDING THE COMPANY'S FINANCIAL POSITION AND BUSINESS STRATEGY MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS
PROSPECTUS, INCLUDING WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

No automobile manufacturer has been involved, directly, or indirectly, in the preparation of this Prospectus or in the offering being made hereby. No manufacturer has made any statements or representations in connection with the offering being made hereby or has provided any information or materials that are used in connection with the offering being made hereby, and no manufacturer has any responsibility for the accuracy or completeness of this Prospectus.

                 Incorporation of Certain Documents by Reference

        The following documents filed by the Company with the Commission are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K (File No. 1-12297) for the fiscal year ended December 31, 1996, filed pursuant to Section 13(a) of the Exchange Act.

        2. The Company's Quarterly Reports on Form 10-Q (File No. 1-12297) for the fiscal periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

        3. The registration statement on Form 8-A (File No. 1-12297) filed by the Company on October 9, 1996, which contains a description of the Company's Common Stock.

        4. The Company's Current Reports on Form 8-K (File No. 1-12297) filed by the Company on January 23, 1997, March 3, 1997, March 10, 1997, March 21, 1997 (as amended by Form 8-K/A filed on April 30, 1997), April 21, 1997, May 9, 1997, May 15, 1997 (as amended by Form 8-K/A filed on July 14, 1997), July 8, 1997, July 15, 1997, August 7, 1997, September 24, 1997, October 31, 1997, November 6, 1997 and November 20, 1997.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this offering of Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the dates of filing of such documents.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               Prospectus Summary

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and historical and pro forma financial statements included elsewhere in this Prospectus or incorporated by reference herein. Unless the context otherwise requires, references herein to the "Company" or "UAG" include United Auto Group, Inc. and its subsidiaries, and references herein to "Common Stock" refer to the Company's Voting Common Stock, par value $0.0001 per share.

                                   The Company

        UAG is a leading acquirer, consolidator and operator of franchised automobile and light truck dealerships and related businesses. The Company is the second largest publicly-traded retailer of new motor vehicles in the United States. As of October 31, 1997, UAG operated 58 franchises located in Arizona, Arkansas, Connecticut, Florida, Georgia, Louisiana, Nevada, New Jersey, New York, North Carolina, South Carolina, Tennessee and Texas and represented 27 American, Asian and European brands. As an integral part of its dealership operations, UAG also sells used vehicles. All of UAG's franchised dealerships include integrated service and parts operations, which are an important source of recurring revenues. The Company also owns Atlantic Auto Finance Corporation ("Atlantic Finance"), an automobile finance company engaged in the purchase, sale and servicing of primarily prime credit quality automobile loans originated by both UAG and third-party dealerships.

        The Company was incorporated in the State of Delaware in December 1990 and commenced dealership operations in October 1992. The Company's executive offices are located at 375 Park Avenue, New York, New York 10152, and its telephone number is (212) 223-3300.

Competitive Strengths

        The Company has attained a leading position in its industry through a series of acquisitions. The Company attributes its success and its continued opportunities for growth and profitability to the following competitive strengths:

      Diverse Product and Geographic Portfolio. Since its initial acquisition in October 1992, the Company has completed 19 dealership acquisitions through September 30, 1997, which are organized into eight geographic hubs including the New York, Atlanta and Phoenix metropolitan areas. Brand portfolio is carefully managed to reduce the risks associated with both changes in consumer preferences and dependence on any single manufacturer or market segment. Also, geographic diversity mitigates the Company's exposure to regional economic and weather conditions. The Company will continue to target dealerships in the South, Southeast and Southwest regions of the United States, which benefit from lower operating costs than those of other regions and favorable climatic conditions throughout the year.

      Scale of Operations. The Company's scale of operations allows it to enhance revenues and reduce costs relative to smaller dealership groups and stand-alone dealerships. For example, through its United AutoCare subsidiary, UAG dealerships market a variety of aftermarket products and services that generate additional revenues previously captured by third-party vendors. The Company believes that United AutoCare's size and large customer pool allow it to provide credit insurance at more favorable rates than its smaller competitors. The Company's bulk purchasing of appearance packages and other aftermarket products provides opportunities for improved margins relative to smaller dealership groups. UAG also benefits from its large number of dealerships and high sales volumes when negotiating floor plan financing rates. Also, the Company believes that its hub strategy provides opportunities to lower used vehicle acquisition costs at the regional level.

      Access to Capital Markets. The Company believes that its proven ability to access the capital markets is a competitive advantage. The capital raised allows the Company to implement its acquisition program in order to continue to participate in the consolidation of the automotive retailing industry. The Company is often sought out by potential sellers who are attracted by UAG's ability to acquire their dealerships for a combination of cash and stock.

      Customer Focus. Central to UAG's overall philosophy is customer-oriented service designed to meet the needs of an increasingly sophisticated and demanding automotive consumer. Each of the Company's dealerships is a full-service operation, providing sales, service and parts departments. The Company seeks to provide its customers with a satisfying, pleasant and informative retailing experience, which entails "one-stop" shopping convenience, competitive pricing and a sales staff that is knowledgeable about product offerings and responsive to a customer's particular needs. Continuous training of the sales force focuses on providing skills that improve its interactions with customers. A key management tool at UAG is customer service index ("CSI") scores, which are derived from data accumulated by manufacturers through customer surveys. These scores are monitored carefully by management to improve dealership operations and are used as a factor in determining compensation of general managers.

Business Strategy

      UAG seeks to be a leader in the consolidation of the automotive retailing industry and to increase shareholder value through a strategy that includes the following principal elements:

      Acquire and Integrate Profitable Dealership Operations. UAG seeks to capitalize on continuing consolidation in the $675 billion U.S. automotive retailing industry by selectively acquiring profitable dealerships. The Company targets dealerships or dealership groups with established records of profitability as well as with experienced management willing to remain in place. The Company focuses on opportunities in geographic markets with above-average projected population and job growth. Of the approximately 22,000 dealerships in the United States, the Company believes that at least 2,000 dealerships, some of which are members of dealership groups, meet its acquisition criteria. The Company may also target dealerships in North American markets outside the United States. UAG is also creating regional hubs of dealerships that will be able to share administrative and other operations to reduce costs.

      Grow Higher-Margin Operating Businesses. UAG is focusing on growing its higher-margin businesses such as the retail sale of used vehicles, aftermarket products and service and parts. UAG receives a steady supply of used vehicles through trade-ins, vehicles coming off lease ("off-lease vehicles") and used car auctions open only to new car dealers. In addition, only new car dealers are able to sell used cars certified by manufacturers. Through these programs, UAG is able to provide customers with manufacturer-backed extended warranties and attractive financing on their used car purchases. UAG also has the opportunity on each new or used vehicle sold to generate incremental revenue from the sales of aftermarket products, including accessories such as radios, cellular phones and alarms, as well as agency services such as extended service contracts, credit insurance policies and financing and lease contracts. Finally, each UAG new car dealership offers an integrated service and parts department, which provides an important recurring revenue stream to the Company's dealerships.

      Implement "Best Practices." The Chairman's Committee, comprised of senior executive officers and key managers, meets regularly to review the operating performance of individual dealerships as well as to examine important industry trends and, where appropriate, recommend specific operating improvements. This facilitates implementation of successful strategies throughout the organization so that each dealership can benefit from the successes of the others as well as from the knowledge and experience of UAG's senior management. Management also attends various industry-sponsored leadership and management seminars and receives continuing education in products, marketing strategies and management information systems. The Company shares training techniques across its dealership base and has made improving service absorption and aftermarket revenues a Company-wide focus.

      Generate Incremental Revenue From Automobile Finance Business. In 1996, industry wide, greater than 70% of new and used automobiles purchased from franchised dealerships and independent businesses were financed. To further increase the incremental profit achievable through its vehicle sales by capturing some of this financing business, the Company established Atlantic Finance, an automobile finance company engaged in the purchase, sale and servicing of primarily prime credit quality automobile loans originated by both UAG and third-party dealerships. Led by an experienced management team, Atlantic Finance seeks to grow by (i) increasing its business with existing UAG dealerships, including those with which it has yet to commence financing activities, (ii) commencing financing activities with dealerships acquired by UAG in the future and
      (iii) using its presence in its local operating markets to cultivate relationships with additional unaffiliated dealerships.

Pending Acquisitions

        Set forth below are all the material acquisitions with respect to which the Company has recently reached definitive agreements (the "Pending Acquisitions"). The automobile franchises to be acquired in the Pending Acquisitions are set forth in the chart below. The sale of Shares hereunder is not conditioned upon the consummation of any of the Pending Acquisitions, and no assurance can be made that one or more of the Pending Acquisitions, each of which is subject to customary conditions (including manufacturer approvals), will not terminate prior to consummation.

        On July 25, 1997, the Company reached a definitive agreement to acquire the Lynn Alexander Group, located in San Angelo, Texas, for a purchase price of $10.6 million in cash and a $1.3 million note. The Lynn Alexander Group had approximately $90.0 million in revenues in 1996.

        On July 25, 1997, the Company reached a definitive agreement to acquire the Classic Auto Group, located in the Philadelphia, Pennsylvania, metropolitan area, for a purchase price of $28.0 million in cash and a $2.0 million note. The Classic Auto Group had approximately $233.0 million in revenues in 1996.

        On September 25, 1997, the Company reached a definitive agreement to acquire the Young Automotive Group, located in the Carolinas, Florida, Illinois and Indiana, for a purchase price of $50.0 million in cash and $25.0 million in Common Stock. The Young Automotive Group had approximately $379.2 million in revenues in 1996.

Recent Change in Security Ownership

        On December 8, 1997, a Schedule 13D was filed with the Commission by Stephen Feinberg disclosing beneficial ownership of 919,600 shares, or 5.0%, of UAG's outstanding Common Stock held by several entities over which Mr. Feinberg has investment authority.

Acquisition Summary

        The following table sets forth information, as of October 31, 1997, with respect to the dealerships that are owned by the Company and those that are proposed to be acquired in the Pending Acquisitions:


                                 Date
Dealership                   Acquired  Locations              Franchises Held
----------                   --------  ---------              ---------------

DiFeo Group
  DiFeo Automotive Group        10/92  Danbury, CT            Chevrolet-Geo, Hyundai,
                                                              Isuzu, Suzuki
                                       Bound Brook, NJ        Lexus
                                       Jersey City, NJ        Hyundai, Jeep-Eagle, Toyota
                                       Tenafly, NJ            BMW
                                       Nyack, NY              Mitsubishi, Toyota
   DiFeo Nissan                 11/92  Jersey City, NJ        Nissan
   DiFeo Chrysler-Plymouth      12/92  Jersey City, NJ        Chrysler-Plymouth
   Fair Honda                    1/93  Danbury, CT            Honda
   Fair Dodge                    2/93  Danbury, CT            Dodge
   Gateway                       8/93  Toms River, NJ         Mitsubishi, Toyota
Landers Auto                     8/95  Benton, AR             Chrysler-Plymouth, Dodge,
                                                              GMC Truck, Jeep-Eagle
Atlanta Toyota                   1/96  Duluth, GA             Toyota
United Nissan (GA)               5/96  Morrow, GA             Nissan
Peachtree Nissan                 7/96  Chamblee, GA           Nissan
Sun Automotive Group            10/96  Phoenix, AZ            BMW, Land Rover
                                       Scottsdale, AZ         Acura, Audi, Land Rover,
                                                              Lexus, Porsche,
                                                              Rolls-Royce/Bentley(a)
Evans Group                     10/96  Duluth, GA             BMW
                                       Conyers, GA            Nissan
United Nissan (TN)              10/96  Chattanooga, TN        Nissan
Crown Automotive                 3/97  Houston, TX            Chrysler-Plymouth, Dodge,
                                                              Jeep-Eagle
Hanna Nissan                     4/97  Las Vegas, NV          Nissan
Staluppi Group                   4/97  Long Island, NY        Nissan(2), Toyota(2)
                                       W. Palm Beach, FL      Chrysler-Plymouth,
                                                              Infiniti, Jeep-Eagle,
                                                              Nissan, Toyota
Reed Group                       5/97  Fayetteville, NC       Chevrolet
                                       North Charleston, SC   Chevrolet
                                       Summerville, SC        Chevrolet-Geo, Oldsmobile
Lance Landers                    6/97  Benton, AR             Buick, Isuzu, Pontiac
Stone Mountain                   8/97  Stone Mountain, GA     Chrysler-Plymouth,
                                                              Jeep-Eagle
Shreveport Dodge                10/97  Shreveport, LA         Dodge
Lynn Alexander Group              (b)  San Angelo, TX         Chevrolet,
                                                              Chrysler-Plymouth, Dodge,
                                                              Jeep-Eagle, Nissan
Classic Auto Group                (b)  Cherry Hill, NJ        Buick, Saab
                                       Moorestown, NJ         Chevrolet
                                       Turnersville, NJ       Acura, BMW, Buick,
                                                              Chevrolet, Honda, Nissan



                                 Date
Dealership                   Acquired  Locations              Franchises Held
----------                   --------  ---------              ---------------

Young Automotive Group            (b)  Kissimmee, FL          Toyota
                                       Bloomington, IL        Chevrolet
                                       Indianapolis, IN       Chevrolet, Honda, Isuzu
                                       Tipton, IN             Buick, Chevrolet, GMC
                                                              Truck, Oldsmobile, Pontiac
                                       Ashville, NC           Chevrolet
                                       Goldsboro, NC          Cadillac, Chevrolet,
                                       Hilton Head, SC        Oldsmobile
                                                              BMW, Buick, GMC Truck,
                                                              Pontiac

----------------------------
(a)  Acquired February 1997.
(b)  Acquisition pending.


                                  Risk Factors

        Prospective investors should consider carefully the principal risk factors set forth below as well as the other information set forth in this Prospectus in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

Influence of Automobile Manufacturers

        Each of the Company's dealerships operates pursuant to a franchise agreement between the applicable automobile manufacturer (or authorized distributor thereof, referred to herein as the "manufacturer") and the subsidiary of the Company that operates such dealership, and the Company is dependent to a significant extent on its relationship with such manufacturers. Manufacturers exercise a great degree of control over dealerships, and the franchise agreement provides for termination or non-renewal for a variety of causes. The Company from time to time has been in non-compliance with certain provisions of certain of its franchise agreements, such as the obligation to obtain prior manufacturer approval of changes in dealership management. Actions taken by manufacturers to exploit their superior bargaining position could have a material adverse effect on the Company. For example, Saturn Corporation's refusal to grant its approval for the Company's initial public offering in October 1996 (the "IPO") and its assertion of an alleged right of first refusal with respect to one franchise necessitated the Company's transfer of the two Saturn franchises in its DiFeo Group to an affiliated holding company. See "-- Stock Ownership/Issuance Limits." Furthermore, prior manufacturer approval is required with respect to acquisitions of automobile dealerships, and a manufacturer may deny the Company's application to make an acquisition or seek to impose further restrictions on the Company as a condition to granting approval of an acquisition. See "-- Risks Associated with Acquisitions."

        Many manufacturers attempt to measure customers' satisfaction with their sales and warranty service experiences through systems, which vary from manufacturer to manufacturer, generally known as the CSI. These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions and other matters. Certain dealerships of the Company have had difficulty from time to time meeting their manufacturers' CSI standards. The components of CSI have been modified from time to time in the past, and there is no assurance that such components will not be further modified or replaced by different systems in the future. Failure of the Company's dealerships to comply with the standards imposed by manufacturers at any given time may have a material adverse effect on the Company.

        The success of each of the Company's franchises is, in large part, dependent upon the overall success of the applicable manufacturer. Accordingly, the success of the Company is linked to the financial condition, management, marketing, production and distribution capabilities of the manufacturers of which the Company is a franchisee. Accordingly, events, such as labor strikes, that may adversely affect a manufacturer may also adversely affect the Company. For example, a strike of the independent truckers who distribute Chrysler Corporation ("Chrysler") motor vehicles adversely affected the Company in the second half of 1995. Similarly, the delivery of vehicles from manufacturers later than scheduled, which may occur particularly during periods of new product introductions, can lead to reduced sales during such periods. This has been experienced at certain of the Company's dealerships from time to time, including in the third quarter of 1996. Moreover, any event that causes adverse publicity involving such manufacturers may have an adverse effect on the Company regardless of whether such event involves any of the Company's dealerships.

Stock Ownership/Issuance Limits

        A number of manufacturers impose restrictions upon the transferability of the Common Stock. The most prohibitive restrictions, imposed by American Honda Motor Co., Inc. ("Honda"), provide that, under certain circumstances, the Company may be forced to sell or surrender its Honda and Acura franchises if a person or entity acquires a 5% ownership interest in the Company if Honda objects to such acquisition within 180 days; however, so long as control of the Company is held by its original non-public stockholders, any bank, mutual fund, insurance company or pension fund may acquire up to a 10% ownership interest (15% ownership interest in the case of any entity in its capacity as investment advisor, trustee or custodian for the benefit of third parties) in the Company without such consent but only if such bank, mutual fund, insurance company or pension fund is not owned or controlled by or does not own 15% or more of, or control, any entity (other than an automobile dealership) that competes with Honda or its affiliates in manufacturing, marketing or selling automotive products or services. Similarly, several manufacturers have the right to approve the acquisition of 20% ownership interests in the Company.

        In addition, the Company has agreed with Honda that no more than 40% of the Company's capital stock (on a fully diluted basis) may be publicly held at any time. The Company believes that slightly less than 40% of the Common Stock (on a fully diluted basis) is currently publicly held. A substantial number of shares of Common Stock are eligible for public sale pursuant to this Prospectus and pursuant to the terms of Rule 144 under the Securities Act. The Company's three largest stockholders are prohibited from selling any of their shares without Honda's consent, although the Company expects that such prohibition will be terminated in the near future. Similarly, a number of manufacturers, including Chrysler, continue to prohibit changes in ownership that may affect management control of the Company. In connection with the IPO, Chrysler agreed that it will not consider the issuance of up to 40% of the Common Stock (on a fully diluted basis) to be a change of control. However, future acquisitions or sales of substantial amounts of shares in the market may affect management control. Actions by its stockholders or prospective stockholders which would violate any of the above restrictions are generally outside the control of the Company, and if the Company is unable to renegotiate such restrictions, it may be forced to terminate or sell one or more franchises, which could have a material adverse effect on the Company. Since Honda has recently expressed an unwillingness to relax its restrictions, the Company may be required to terminate or sell 51% or more of the equity interests in its two Honda franchises. Honda's current position may inhibit the Company's ability to acquire dealership groups that include Honda franchises. Such restrictions also may prevent or deter prospective acquirers from acquiring control of the Company and, therefore, may adversely impact the value of the Common Stock. Finally, Honda has the right to approve any future public offerings of capital stock, and the consent of other manufacturers may be needed as well. This may impede the Company's ability to raise required capital. See "--Capital Requirements."

Risks Associated with Acquisitions

        The  Company's  growth  depends in large  part on its  ability to manage expansion, control costs in its operations and consolidate dealership acquisitions into existing operations. This strategy will entail reviewing and potentially reorganizing acquired dealership operations, corporate infrastructure and systems and financial controls. Unforeseen expenses, difficulties, complications and delays frequently encountered in connection with the rapid expansion of operations could inhibit the Company's growth.

        There can be no assurance that the Company will identify acquisition candidates that would result in the most successful combinations or that acquisitions will be able to be consummated on acceptable terms. The magnitude, timing and nature of future acquisitions will depend upon various factors, including the availability of suitable acquisition candidates, the negotiation of acceptable terms, the Company's financial capabilities, the availability of skilled employees to manage the acquired companies and general economic and business conditions. In particular, the increasing competition among potential acquirers has resulted in higher prices being paid for attractive targets.

        In addition, the Company's future growth via acquisition of automobile dealerships will depend on its ability to obtain the requisite manufacturer approvals. There can be no assurance that manufacturers will grant such approvals. A number of manufacturers have policies limiting the number of franchises that may be held by any one company. For example, it is currently the policy of Toyota Motor Sales ("Toyota") to restrict any company from holding more than seven Toyota or more than three Lexus franchises and restrict the number of franchises held within certain geographic areas. Toyota has also recently announced a policy requiring a nine-month waiting period between acquisitions of Toyota franchises and between acquisitions of Lexus franchises. The Company believes that Toyota will relax such restrictions in the near future. Similarly, it is currently the policy of Honda to restrict any company from holding more than seven Honda or more than three Acura franchises and restrict the number of franchises held within certain geographic areas. Honda and Toyota have sued a competitor of the Company to enforce such policies. At October 31, 1997, the Company held 58 franchises, including 14 Chrysler franchises, ten Nissan franchises (of which one is Infiniti), nine Toyota franchises (of which two are Lexus), eight General Motors Corporation ("GM") franchises, three BMW franchises and two Honda franchises (of which one is Acura). The Company is among the largest Chrysler, Toyota, Nissan and BMW dealers in the United States. See "-- Influence of Automobile Manufacturers."

        Alternatively, in connection with acquisitions by the Company, one or more manufacturers may seek to impose further restrictions on the Company in connection with their approval of an acquisition. For example, each of GM and Chrysler conditioned its approval of the acquisition of Landers Auto upon the Company's agreement to implement certain measures at its existing GM and Chrysler dealerships, respectively, to provide certain additional training to the employees at such dealerships and to achieve and maintain higher CSI scores. If such goals are not attained, the Company may be precluded from acquiring, whether directly from GM or Chrysler or through acquisitions, additional GM or Chrysler franchises and it may lead GM or Chrysler to conclude that it has a basis pursuant to which it may seek to terminate or refuse to renew the Company's existing GM or Chrysler franchises. In addition, Nissan Motor Corporation U.S.A. ("Nissan") conditioned the Company's acquisitions of the Nissan franchises held by the Evans Group and United Nissan (TN) upon the Company's agreeing to grant to Nissan an option to acquire the Evans Group's Nissan franchise. Moreover, factors outside the Company's control may cause a manufacturer to reject the Company's application to make acquisitions. See "-- Influence of Automobile Manufacturers."

Capital Requirements

        The Company requires substantial capital in order to acquire automobile dealerships. Such capital might be raised through additional public or private financings, as well as borrowings and other sources. Other than the Company's $50 million Senior Credit Facility (which became unavailable in September 1997 in connection with the Company's issuance of its 11% Senior Subordinated Notes due 2007, Series B, pending an amendment to accommodate such issuance), the Company does not have any commitments or immediate plans with respect to acquisition financing. There can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. Moreover, the Company may be impeded by certain manufacturers from accessing the public equity markets. See "-- Stock Ownership/Issuance Limits." If additional funds are raised by issuing equity securities of the Company, dilution to then existing stockholders may result. In addition, a decline in the market price of the Common Stock for any reason, including, without limitation, a perception that sales of substantial amounts of Common Stock could occur, may increase the amount of cash required by the Company to finance acquisitions. If adequate funds are not available, the Company may be required to significantly curtail its acquisition program.

        In addition, the Company is dependent to a significant extent on its ability to finance the purchase of inventory, which in the automotive retail industry involves significant sums of money in the form of floor plan financing. As of September 30, 1997, the Company had $243.0 million of floor plan notes payable. Substantially all the assets of the Company's dealerships are pledged to secure such indebtedness, which may impede the Company's ability to borrow from other sources. The Company currently has floor plan facilities with a variety of lenders, including primarily Chrysler Financial Corporation and World Omni Financial Corp. Most of such lenders are associated with manufacturers with whom the Company has franchise agreements. Consequently, deterioration of the Company's relationship with a manufacturer could adversely affect its relationship with the affiliated floor plan lender and vice versa. See "-- Influence of Automobile Manufacturers."

        The operations of Atlantic Finance also require substantial  borrowings.
See  "--  Risks  Associated  with  Automobile   Finance  Subsidiary  --  Capital
Requirements; Interest Rate Fluctuations."

Cyclicality

        Unit sales of motor vehicles, particularly new vehicles, historically have been cyclical, fluctuating with general economic cycles. During economic downturns, the automotive retailing industry tends to experience similar periods of decline and recession as the general economy. The Company believes that the industry is influenced by general economic conditions and particularly by consumer confidence, the level of personal discretionary spending, interest rates and credit availability. There can be no assurance that the industry will not experience sustained periods of decline in vehicle sales in the future, and that such decline would not have a material adverse effect on the Company.

Competition

        The automotive retailing industry is highly competitive with respect to price, service, location and selection. The Company competes with numerous automobile dealerships in each of its market segments, many of which are large and have significant financial and marketing resources. The Company also competes with private market buyers and sellers of used cars, used car dealers, other franchised dealers, service center chains and independent shops for service and repair business. In recent years, automobile dealers have also faced increased competition in the sale of vehicles from automobile rental agencies, independent leasing companies and used-car "superstores," some of which employ sales techniques such as "haggle-free" pricing. Some of these recent market entrants are capable of operating on smaller gross margins than those on which the Company is capable of operating because they have lower overhead and sales costs.

Mature Industry

        The automotive retailing industry is a mature industry in which minimal growth in unit sales of new vehicles is expected. Accordingly, growth in the Company's revenues and earnings will depend significantly on the Company's ability to acquire and consolidate profitable dealerships, to grow its higher-margin businesses and to expand its automobile finance business.

Dependence on Key Personnel

        The Company believes that its success will depend to a significant extent upon the efforts and abilities of the executive management of the Company and its subsidiaries. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company's business will also be dependent upon its ability to continue to attract and retain qualified personnel, including key management in connection with future acquisitions.

Seasonality

        The Company's business is seasonal, with a disproportionate amount of vehicle sales occurring in the second and third fiscal quarters. The dealerships located in the Northeast are those affected most by seasonality.

Imported Products

        Certain motor vehicles retailed by the Company, as well as certain major components of vehicles retailed by the Company, are of foreign origin. Accordingly, the Company is subject to the import and export restrictions of various jurisdictions and is dependent to some extent upon general economic conditions in and political relations with a number of foreign countries, including Japan, Germany, South Korea and the United Kingdom.

Risks Associated with Automobile Finance Subsidiary

Capital Requirements; Interest Rate Fluctuations

        Atlantic Finance, a wholly owned subsidiary of the Company, requires substantial borrowings to fund the purchase of retail installment contracts from automobile dealerships. Consequently, Atlantic Finance's profitability is affected by the difference, or "spread," between the rate of interest paid on the funds it borrows and the rate of interest charged on the installment contracts it purchases, which rate in most states is limited by law. In addition, since the interest rates at which Atlantic Finance borrows are variable and the interest rates at which Atlantic Finance purchases the retail installment contracts are fixed, Atlantic Finance assumes the risk of interest rate increases prior to the time contracts are sold. There can be no assurance that Atlantic Finance will be able to extend its present revolving credit facilities or enter into new warehouse financing facilities on reasonable terms in the future or that interest rate increases will not adversely affect its ability to achieve and maintain profitability with respect to the retail installment contracts it holds.

Dependence on Securitization Transactions

        Atlantic Finance relies on a strategy of periodically selling retail installment receivables on a securitized basis. The securitization proceeds are utilized to repay borrowings under its revolving credit facilities, thereby making such facility available to acquire additional retail installment contract receivables. The terms of any securitization transaction are affected by a number of factors, some of which are beyond Atlantic Finance's control and any of which could cause substantial delays. These factors include, among other things, conditions in the securities markets in general, conditions in the asset-backed securitization market and approval by all parties to the terms of the transaction. Gains from the sale of receivables in securitized transactions generate a significant portion of Atlantic Finance's revenues. If Atlantic Finance were unable to securitize loans in a given financial reporting period, Atlantic Finance could incur a significant decline in total revenues and profitability for such period.

Credit Risk

        Payments by consumers on a number of the retail installment contracts purchased by Atlantic Finance become delinquent from time to time and some end up in default. There can be no assurance as to the future credit performance of Atlantic Finance's customers or that general economic conditions will not worsen and lead to higher rates of delinquency and default. For example, for the quarter ended March 31, 1997, Atlantic Finance's annualized default rate was 2.17%, a significant increase over comparable periods. In addition, Atlantic Finance commenced operations in the first quarter of 1995, and there can be no assurance that the rates of future delinquency and defaults will be at levels that will allow Atlantic Finance to achieve and maintain overall profitability.

Regulation

        Atlantic Finance is subject to regulation under various federal, state and local laws and in some jurisdictions is required to be licensed by the state banking authority. Most states in which Atlantic Finance operates limit the interest rate, fees and other charges that may be imposed by, or prescribe certain other terms of, the contracts that Atlantic Finance purchases and restrict its right to repossess and sell collateral. An adverse change in those laws or regulations could have a material adverse effect on Atlantic Finance's profitability by, among other things, limiting the states in which Atlantic Finance may operate or the interest rate that may be charged on retail installment contracts or restricting Atlantic Finance's ability to realize the value of the collateral securing the contracts.

Environmental Matters

        The Company is subject to federal, state and local laws, ordinances and regulations which establish various health and environmental quality standards, and liability related thereto, and provide penalties for violations of those standards. Under certain laws and regulations, a current or previous owner or operator of real property may be liable for the costs of removal and remediation of hazardous or toxic substances or wastes on, under, in or emanating from such property. Such laws typically impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances or wastes. Certain laws, ordinances and regulations may impose liability on an owner or operator of real property where on-site contamination discharges into waters of the state, including groundwater. Under certain other laws, generators of hazardous or toxic substances or wastes that send such substances or wastes to disposal, recycling or treatment facilities may be liable for remediation of contamination at such facilities. Other laws, ordinances and regulations govern the generation, handling, storage, transportation and disposal of hazardous and toxic substances or wastes, the operation and removal of underground storage tanks, the discharge of pollutants into surface waters and sewers, emissions of certain potentially harmful substances into the air and employee health and safety.

        Past and present business operations of the Company subject to such laws, ordinances and regulations include the use, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, refrigerants, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. The Company is subject to other laws, ordinances and regulations as the result of the past or present existence of underground storage tanks at many of the Company's properties. In addition, soil and groundwater contamination has been known to exist at certain properties owned or leased by the Company and there can be no assurance that other properties have not been contaminated by any leakage from such tanks or any spillage of hazardous or toxic substances or wastes.

        Certain laws and regulations, including those governing air emissions and underground storage tanks, have been amended so as to require compliance with new or more stringent standards as of future dates. The Company cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Compliance with new or more stringent laws or regulations, stricter interpretation of existing laws or the future discovery of environmental conditions may require additional expenditures by the Company, some of which may be material.

Control by Principal Stockholders

        As of September 30, 1997, Trace International Holdings, Inc. ("Trace"), Aeneas Venture Corporation ("Aeneas"), an affiliate of Harvard Private Capital Group, Inc., and AIF II, L.P. ("AIF"), an affiliate of Apollo Advisors, L.P., owned 22.0%, 15.6% and 10.1% of the outstanding Common Stock, respectively. As a result, such persons have the ability to control the Company and direct its affairs and business. Moreover, if the Company elects to use its Class C Common Stock for future public offerings, which carries one-tenth of the voting power of the Common Stock, such persons will be able, to a great extent, to retain such control of the Company. Such concentration of ownership, as well as certain provisions of the Company's franchise agreements, its Certificate of Incorporation and the Delaware General Corporation Law (the "DGCL"), could have the effect of delaying or preventing a change in control of the Company. These provisions include the stock ownership limits imposed by various manufacturers, the classified structure of the Company's Board of Directors, the Company's ability to issue "blank check" preferred stock and the "interested stockholder" provisions of Section 203 of the DGCL. In addition, such concentration of ownership and such provisions may adversely affect the ability of stockholders to realize a premium on the sale of their shares of Common Stock in a takeover of the Company. See "--Stock Ownership/Issuance Limits."

        Trace, Aeneas and AIF have informed the Company that they are registering their shares pursuant to the registration statement of which this Prospectus is a part in order to provide themselves with more flexibility in pursuing their investment strategy, that, provided they are not contractually prohibited from doing so, they may pledge all or a portion of their shares from time to time to secure borrowings and that they do not have any present intention to sell any shares of Common Stock.

Change of Control

        Upon the occurrence of a Change of Control under the Indentures governing the Company's $200 million aggregate principal amount of 11% Senior Subordinated Notes due 2007 (the "Notes"), each holder of Notes will have the right to require that the Company repurchase all or a portion of such holder's Notes at a purchase price in cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. The Company's three largest stockholders have registered, pursuant to the registration statement of which this Prospectus is a part, all of their shares of Common Stock. See "--Control by Principal Stockholders." Were a Change of Control to occur, there can be no assurance that the Company would have, or be able to obtain, adequate resources to repurchase all of the Notes. In the event the Company is unable to repurchase all of the Notes, it would be in default with respect to such indebtedness and any indebtedness cross-defaulted with such indebtedness, including the Senior Credit Facility and the Company's floor plan notes. In addition, it is an event of default under the Senior Credit Facility if (i) any person or group of persons (other than Trace, Aeneas, AIF and certain other current stockholders) acquires beneficial ownership of 30% or more of the Common Stock or (ii) the directors of the Company (or directors approved by such directors) at the beginning of any 12-month period cease to constitute a majority of the Board of Directors of the Company at the end of such period.

        A "Change of Control" under the Indentures will be deemed to occur in the event of (i) the consummation of any transaction after which any person or group of persons (other than Trace, Aeneas and AIF) beneficially owns at least
(A) 50% of the voting stock of the Company or (B) 40% of such voting stock if Trace, Aeneas and AIF in the aggregate then own less than such person or group,
(ii)
the sale, lease or other transfer of all or substantially all of the assets of the Company, (iii) the consolidation or merger of the Company after which the persons owning a majority of the voting stock of the Company immediately prior thereto cease to own a majority of the voting stock of the Company or the surviving entity, (iv) the failure of the current directors of the Company (or directors approved by such directors) to constitute a majority of the Board of Directors of the Company or (v) the approval by the Company's stockholders of a plan of liquidation or dissolution of the Company.

Holding Company Structure

        The Company is a holding company, the principal assets of which are the shares of the capital stock of its subsidiaries. As a holding company without independent means of generating operating revenues, the Company depends on dividends and other payments, including payments of management fees and pursuant to tax sharing arrangements, from its subsidiaries to fund its obligations and meet its cash needs. Most subsidiaries of the Company are subject to restrictions on the payment of dividends pursuant to their franchise agreements and floor plan agreements. Such restrictions limit the Company's ability to apply profits generated from one subsidiary for use in other subsidiaries. Expenses of the Company include salaries of its executive officers, insurance, professional fees and service of certain indebtedness that may be outstanding from time to time.

Shares Eligible for Future Sale

        As of September 30, 1997, the Company had outstanding 18,258,192 shares of Common Stock. In addition, as of September 30, 1997, there were outstanding options to purchase 1,046,375 shares of Common Stock, 336,500 of which are vested and exercisable and the balance of which will vest over the next five years. All of the outstanding shares of Common Stock which are not being registered pursuant to the registration statement of which this Prospectus is a part are eligible for immediate sale in the public market without restriction, unless held by affiliates of the Company. Similarly, except for 50,000 shares, all the shares issuable upon exercise of stock options will be eligible for immediate sale in the public market without restriction. Any shares held by affiliates of the Company are eligible for resale in accordance with the provisions of Rule 144 under the Securities Act. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

                                 Use of Proceeds

        The Company will not receive any proceeds from the sale of the Shares. All proceeds will be received by the Selling Stockholders. See "Selling Stockholders."

                              Selling Stockholders

        The following table provides certain information with respect to the shares of Common Stock beneficially owned by each Selling Stockholder as of October 31, 1997, and the amount of Shares offered hereunder. Because the Selling Stockholders may offer some or all of the Shares in an offering which is not underwritten on a firm commitment basis, no estimate can be given as to the amount of securities that will be held by the Selling Stockholders after completion of the sale of the Shares offered hereby. See "Plan Of Distribution." To the extent required, the specific securities to be sold, the names of the Selling Stockholders effecting such sale, the names of any agent, dealer or underwriter participating in such sale, and any applicable commission or discount with respect to the sale will be set forth in a supplement to this Prospectus. The nature of the positions, offices or other material relationships which certain Stockholders have had with the Company or any of its predecessors or affiliates within the past three years are set forth below or in documents incorporated herein by reference. The securities offered by means of this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                                                          Shares to be Offered for
                                             Shares Owned Prior to       the Selling Stockholder's
         Selling Stockholder                    the Offering(1)                   Account
----------------------------------------    -------------------------    ---------------------------

Trace International Holdings, Inc.(2)        4,016,110                   4,016,110

Marshall S. Cogan (3)                        4,147,110                   4,016,110

Aeneas Venture Corporation (an               2,843,656                   2,843,656
affiliate of Harvard Private Capital
Group, Inc.)

AIF II, L.P. (an affiliate of Apollo         1,843,656                   1,843,656
Advisors, L.P.)

The Equitable Life Assurance Society         475,497                     233,159
of the United States ("Equitable")(4)

Steve Landers (5)                            375,404                     375,404

John Landers (6)                             300,000                     300,000

------------------

(1) Each named person is deemed to be the beneficial owner of securities which may be acquired within 60 days through the exercise of options, warrants or other rights, if any.

(2) In addition to other transactions between the Company and Trace disclosed elsewhere in this Prospectus (including by incorporation by reference), pursuant to an agreement between United AutoCare and a wholly-owned subsidiary of Trace, effective as of January 1, 1997, the Company's exposure with respect to United AutoCare's extended service contracts are assumed by such subsidiary in exchange for certain fees. As of September 30, 1997, aggregate fees paid under such agreement totaled approximately $750,000.

(3) Mr. Cogan is the Chairman of the Board, Chief Executive Officer and majority stockholder of Trace and is included in this table solely by virtue of his ownership of and positions with Trace, which is itself a Selling Stockholder and for whose account the shares listed under Shares to be Offered for the Selling Stockholder's Account will be sold. Mr. Cogan is not registering any securities for sale for his own account pursuant to the registration statement of which this Prospectus is part. The amounts included in this table under Shares Owned Prior to the Offering include 4,016,110 shares held by Trace, 1,000 shares held by Mr. Cogan's wife and 25,000 shares of Common Stock issuable upon exercise of options granted to Mr. Cogan under the Company's stock option plan. Mr. Cogan disclaims beneficial ownership of all shares held by Trace or his wife.

(4) In September 1995, Equitable purchased $15,000,000 aggregate principal amount of the Company's Senior Notes (with warrants), which Senior Notes were repaid in full (including a prepayment premium) in October 1996 with proceeds of the IPO. In October 1996, Equitable exercised such warrants, plus additional warrants purchased from the Company in July 1996, for an aggregate of 475,497 shares of Common Stock.

(5) Mr. Steve Landers serves as President of Landers Auto Sales, Inc. ("Landers Auto"), which was acquired by the Company in August 1995, and as a member of the Chairman's Committee of the Company. In October 1996, he received 375,404 shares of Common Stock in exchange for 10% of the common stock of Landers Auto.

(6) Mr. John Landers served as Executive Vice President of the Landers Auto Sales, Inc. until his retirement in April 1997. In October 1996, he received 375,404 shares of Common Stock in exchange for 10% of the common stock of Landers Auto.


                              Plan of Distribution

        The Shares offered hereby may, upon compliance with applicable "Blue Sky" law, be sold from time to time to purchasers directly by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest, or in negotiated transactions and through the New York Stock Exchange. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions in which the broker solicits purchasers; and (d) directly to one or more purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

        Alternatively, the Selling Stockholders may from time to time offer the securities offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions of commissions from the Selling Stockholders and/or the purchasers of securities for whom they may act as agents.

        The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular underwritten offer of securities is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

        The securities offered hereby may be sold from time to time in one or more transactions at market prices prevailing at the time of sale, at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices.

        The Selling Stockholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Shares. Pursuant to the terms of the Registration Rights Agreements entered into between the Company and the Selling Stockholders, the Company has agreed to pay all expenses incident to the offering and sale of the Shares to the public. The Registration Rights Agreements provide for reciprocal indemnification between the Company on the one hand, and the Selling Stockholder on the other hand, against certain liabilities in connection with the Registration Statement, of which this Prospectus is a part, including liabilities under the Securities Act.

                                  Legal Matters

        Certain legal matters relating to the Shares offered hereby will be passed upon for the Company by Philip N. Smith, Jr., Senior Vice President and General Counsel of the Company. Mr. Smith is the beneficial owner of 7,000 shares of Common Stock.

                                     Experts

        The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996 of the Company, and the financial statements of Shannon Automotive Ltd., the Staluppi Automotive Group, Gary Hanna Nissan, Inc. and the Gene Reed Automotive Group, each of which is as of and for the year ended December 31, 1996, incorporated by reference in this Registration Statement, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                              Available Information

        The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the shares of Common Stock being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

        The Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's Web site (http://www.sec.gov.). The Common Stock is listed on the New York Stock Exchange, Inc. at which such material may be inspected.

        The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference." Such requests should be addressed to United Auto Group, Inc., 375 Park Avenue, New York, New York 10152, Attention: Secretary. The Company's Secretary may also be reached at
(212) 230-0400.